CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK OF
QNITY ELECTRONICS, INC.
Pursuant to Sections 103, 141 and 151 of the
General Corporation Law of the State of Delaware
Qnity Electronics, Inc., a Delaware corporation (the “Company”), certifies that pursuant to the authority contained in its Amended and Restated Certificate of Incorporation (as amended or restated from time to time, the “Certificate of Incorporation”), and in accordance with the provisions of Sections 103, 141 and 151 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Company (the “Board of Directors”), on October 15, 2025, duly approved and adopted the following resolution, which resolution remains in full force and effect on the date hereof:
RESOLVED, that pursuant to the authority of the Board of Directors conferred by the Certificate of Incorporation and applicable law, a series of preferred stock of the Company (“Preferred Stock”) be, and hereby is, authorized, designated and created, effective as of 11:59 p.m., New York City Time, on October 31, 2025 (the “Effective Time”), and that the voting powers, designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of the shares of such series of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to such series of Preferred Stock or the Preferred Stock of the Company of all classes and series, are as follows:
Section 1.Designation. The shares of such series of Preferred Stock shall be designated as “Series A Preferred Stock” having a par value of $1,500,000.00 per share (the “Series A Preferred Stock”), with a liquidation preference amount of $1,500,000.00 per share (the “Liquidation Preference”). For the avoidance of doubt, the Liquidation Preference shall not be subject to any upward or downward adjustment, except as set forth in Section 14(a). The Series A Preferred Stock shall rank, with respect to payment of dividends and distributions, and the distribution of assets upon the voluntary or involuntary liquidation, winding-up or dissolution (a “Liquidation”) of the Company, (a) senior to the common stock having a par value of $0.01 per share of the Company (the “Common Stock”), whether now outstanding or hereafter issued, and to each other class or series of stock of the Company (including, without limitation, any class or series of Preferred Stock established after Effective Time by the Board of Directors) the terms of which do not expressly provide that such class or series ranks senior to, or pari passu with, the Series A Preferred Stock as to payment of dividends and distributions, and the distribution of assets upon the Liquidation of the Company (collectively, “Junior Stock”); (b) pari passu with each other class or series of stock of the Company (including, without limitation, any class or series of Preferred Stock established after the Effective Time by the Board of Directors) the terms of which expressly provide that such class or series ranks pari passu with the Series A Preferred Stock as to payment of dividends and distributions, and the distribution of assets upon any Liquidation of the Company (collectively, “Parity Stock”); and (c) junior to each other class or series of stock of the Company (including, without limitation, any class or series of Preferred Stock established after the Effective Time by the Board of Directors) the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Stock as to payment of dividends and distributions, and the distribution of assets upon any Liquidation of the Company (collectively, “Senior Stock”). The Company’s ability to issue Parity Stock and Senior Stock shall be subject to the provisions of Section 5.
Section 2.Number of Shares. The number of authorized shares of Series A Preferred Stock shall be one (1). Such number may, from time to time, be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors and in a manner permitted by the DGCL and the terms provided herein (including, without limitation, Section 5).
Section 3.Dividends.
(a)Rate. Holders of shares of Series A Preferred Stock shall be entitled to receive cash dividends on the Series A Preferred Stock at a rate per annum of eight percent (8%) (the “Dividend Rate”) per share on the sum of (x) the Liquidation Preference plus (y) all accrued and unpaid dividends with respect to such share for all prior Dividend Payment Periods (as defined below). Dividends shall be cumulative and payable quarterly on the fifteenth (15th) calendar day (or the following Business Day if the fifteenth (15th) calendar day is not a Business Day) of January, April, July and October of each year (commencing on January 15, 2026) (each such date, a “Dividend Payment Date”, and the period from and including the date of the Effective Time to the first Dividend Payment Date and each such quarterly period thereafter beginning on the day after the immediately preceding Dividend Payment Date and ending on and including the immediately following Dividend Payment Date are each referred to herein as a “Dividend Payment Period”); provided that if the declaration and payment of such dividends is not permitted under applicable law because the Company does not have sufficient profits, surplus or other funds legally available for the payment of such dividends, such dividends shall not be required to be declared or be paid or payable on such Dividend Payment Date, and instead, such dividends shall be declared, become payable and be paid on the first succeeding Dividend Payment Date on which the Company is not prohibited under applicable law from declaring and paying such dividends (and, for the avoidance of doubt, such dividends shall be payable in addition to, and not in lieu of, any dividends which would otherwise be payable on such succeeding Dividend Payment Date); provided, further, that accrued and unpaid dividends for any prior quarterly Dividend Payment Period may be paid at any time. Dividends, whether or not declared by the Board of Directors and whether or not there are profits, surplus or other funds of the Company legally available therefor, will accrue at the Dividend Rate on a daily basis from and including the date of the Effective Time and computed on the basis of a 365-day year and the actual number of days elapsed for any Dividend Payment Period.
(b)Payment. The Company shall either pay the dividends payable on each Dividend Payment Date entirely in cash or, if the Company does not pay such dividends entirely in cash on any Dividend Payment Date, then such accrued and unpaid dividends on each share of Series A Preferred Stock shall be accumulated and shall remain as an amount of accrued and unpaid Dividends on such share until paid in cash to the Holder thereof. Dividends shall accumulate whether or not in any Dividend Payment Period there have been profits, surplus or other funds of the Company legally available for the payment of such dividends. If the Company does not pay Dividends accrued during the preceding Dividend Payment Period(s) entirely in cash on any Dividend Payment Date, then, not less than five (5) days following such Dividend Payment Date, the Company (or its transfer agent) shall provide to the Holders of record as of the applicable Dividend Record Date (as defined below), by first class mail, postage prepaid, and e-mail addressed to the Holders of record at their respective last addresses and e-mails appearing on the stock records, stock ledger or books of the Company, a statement setting forth the aggregate amount of accrued and unpaid dividends for such Dividend Payment Period and all prior Dividend Payment Periods with respect to each share of Series A Preferred Stock. Each dividend paid in cash shall be paid by wire transfer in immediately available funds to the account(s) designated by each Holder in writing given to the Company from time to time.
(c)Record Date. Dividends shall be payable (i) in the case of dividends paid in cash on a Dividend Payment Date, to the Holders of record at the close of business on the last Business Day of the calendar month immediately preceding the month during which the Dividend Payment Date falls, and (ii) in the case of dividends that are initially not paid in cash and instead accumulated and subsequently paid upon a payment date established by the Company for such purpose, to the Holders of record the date that is ten (10) days prior to the applicable payment date of such accumulated and unpaid dividends (each such record date, a “Dividend Record Date”). For clarity, in the case of payments pursuant to Section 4 in connection with a Liquidation, such payments (including, without limitation, in respect of dividends that are initially not paid in cash and instead accumulated) shall be made to Holders in accordance with such section.
(d)Payment Restrictions. No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and other than cash paid in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by or on behalf of the Company (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)), unless all accrued and unpaid dividends shall have been or contemporaneously are declared and paid, or are declared and a sum of cash sufficient for the payment thereof is set apart in a segregated account for such payment, on all issued and outstanding Series A Preferred Stock and any Parity Stock for all Dividend Payment Periods ending on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the foregoing, if full cumulative and unpaid dividends have not been paid on the Series A Preferred Stock and any Parity Stock, dividends may be declared and paid on the Series A Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the per share amount of dividends declared on the Series A Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Series A Preferred Stock and such other Parity Stock bear to each other. Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock and any Parity Stock or Junior Stock, from time to time out of the funds of the Company legally available therefor, and the Series A Preferred Stock shall not be entitled to participate in any such dividends.
(e)Payment Default. If at any time the dividends on the shares of Series A Preferred Stock contemplated by this Section 3 shall be in arrears in an amount equal to one (1) quarterly dividend thereon, then during the period from the occurrence of such event until such time as all accrued and unpaid dividends for all previous Dividend Payment Periods and for the current Dividend Payment Period on all shares of Series A Preferred Stock then outstanding shall have been declared and paid or set apart for payment, any dividends otherwise payable on such Dividend Payment Periods on the Series A Preferred Stock shall continue to accrue and cumulate at a rate per annum of the Dividend Rate, plus five percent (5%), during such period, payable quarterly in arrears on each Dividend Payment Date.

Section 4.Liquidation Preference. In the event of any Liquidation of the Company, each Holder shall be entitled to receive out of the assets of the Company or proceeds thereof available for distribution to stockholders of the Company (whether capital or surplus), before any distribution of assets is made on the Common Stock or any other Junior Stock, an amount per share of Series A Preferred Stock held by such Holder equal to the sum of (x) the Liquidation Preference plus (y) all accrued and unpaid dividends with respect to such share through and including the date of such Liquidation of the Company. If undertaken in compliance with Section 5, none of (i) the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the business, property or assets of the Company (other than in connection with the Liquidation of the Company), (ii) the merger, division, conversion or consolidation of the Company into or with any other Person or (iii) the merger, division, conversion or consolidation of any other Person into or with the Company, shall constitute a Liquidation of the Company for the purposes of the immediately preceding sentence.
If the assets of the Company available for distribution to the Holders upon any Liquidation of the Company shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to this Section 4, no such distribution shall be made on account of any shares of Parity Stock upon such Liquidation unless proportionate distributable amounts shall be paid on account of the shares of Series A Preferred Stock, ratably, in proportion to the full distributable amounts for which such Holders and holders of any Parity Stock are entitled upon such Liquidation, with the amount allocable to each class or series of such stock determined on a pro rata basis of the aggregate liquidation preference of the outstanding shares of each class or series and accrued and unpaid dividends to which each class or series is entitled.
After the payment to the Holders of the full preferential amounts provided for in this Section 4, such Holders shall have no right or claim in their capacity as Holders to any of the remaining assets of the Company. The Holders shall not be entitled to any further payments in their capacity as Holders in the event of any Liquidation other than what is expressly provided for in this Section 4.
Section 5.Voting Rights.
(a)Holders of shares of Series A Preferred Stock will not have any voting rights, except for (i) the voting rights, if any, required by law or the Certificate of Incorporation, including the right to vote, together with the common stock of the Company as a single class, on the removal or election of any directors of the Board of Directors for which each outstanding share of Series A Preferred Stock will be entitled to one (1) vote, and (ii) the voting rights described in this Section 5. So long as any shares of Series A Preferred Stock are outstanding, in addition to clause (i) of the immediately preceding sentence, the prior express and unanimous affirmative vote or written consent of all of the Holders, voting or consenting separately as a single class, shall be required to:
(i)    amend, alter, change, modify, supplement, repeal or adopt any provision of this Certificate of Designation, directly or indirectly (including, without limitation, through any merger, combination, consolidation, tender offer, scheme of arrangement, sale, disposition, divestiture, acquisition, purchase, settlement, exchange (including, without limitation, any exchange for securities or other obligations or instruments (including, without limitation, equity-linked, derivative, synthetic or otherwise)), conversion (statutory or otherwise), swap, transfer, assignment, delegation, issuance, dividend, continuance, reclassification, stock split, recapitalization, reorganization, dissolution, termination, restructuring, joint venture, strategic partnership, migration, change in jurisdiction, division (statutory or otherwise), demerger, spin-off, split-off, separation, dividend, distribution, rights offering, or other corporate action or event, including, without limitation, in a single transaction or a series of related transactions (each, a “Corporate Event”));
(ii)    amend, alter, change, modify, supplement or repeal, or adopt any provision of the Certificate of Incorporation (including, without limitation, any certificate of designation relating to any series of Preferred Stock) or the Bylaws of the Company (as amended or restated from time to time, the “Bylaws”) inconsistent with, directly or indirectly (including, without limitation, through any Corporate Event that would result in such amendment, alteration, change, modification, supplement, repeal or adoption), the following sections or articles of the Certificate of Incorporation: Section (A) or Section (B) of Article III, Article IV, Section (A) or Section (B) of Article V, Article VIII, Article IX or Article X; or Section 7.2 of the Bylaws; other than, in each case, any such amendment, alteration, change, modification, supplement, repeal or adoption effective prior to 12:03 a.m., New York City Time, on November 1, 2025 (the “Distribution Effective Time”);
(iii)    amend, alter, change, modify, supplement, repeal or adopt any provision of the Certificate of Incorporation or the Bylaws, directly or indirectly (including, without limitation, through any Corporate Event that would result in such amendment, alteration, change, modification, supplement, repeal or adoption), in a manner that circumvents, revokes, impairs, negates, supersedes, prohibits, restricts, diminishes, hinders, prevents, interferes with or otherwise adversely affects any of the powers, designations, preferences, privileges, protections or rights of the Holders of shares of Series of Series A Preferred Stock;

(iv)    amend, alter, change, modify, supplement, repeal or adopt any provision of the Certificate of Incorporation, directly or indirectly (including, without limitation, through any Corporate Event that would result in such amendment, alteration, change, modification, supplement, repeal or adoption), or take or attempt to take any action, enter into any agreement, contract or other arrangement, or consummate any transaction (including, without limitation, any financing transaction or other Corporate Event), after the Distribution Effective Time, in a manner that results in shares of the Series A Preferred Stock no longer being outstanding or no longer being held (either beneficially or of record) by the Trust (as defined below);
(v)    issue or increase the authorized amount of shares of Series A Preferred Stock, or authorize, create, issue or enter into any obligation, instrument or security (including, without limitation, equity-linked, derivative, synthetic or otherwise) convertible into, exercisable or exchangeable for, or evidencing a right to purchase or acquire, any shares of Series A Preferred Stock, other than the initial issuance of one (1) share of Series A Preferred Stock to DuPont de Nemours, Inc. (“DuPont”) following the Effective Time but before the Distribution Effective Time, and immediately thereafter but before the Distribution Effective Time, the contribution of such one (1) share of Series A Preferred Stock from DuPont to the Trust;
(vi)    authorize, create, designate or issue any series or class of securities of the Company, including, without limitation, any series or class of other Preferred Stock or debt security, that has powers, designations, preferences, privileges, protections or rights that circumvent, revoke, impair, negate, supersede, prohibit, restrict, diminish, hinder, prevent, interfere with or otherwise adversely affect any of the powers, designations, preferences, privileges, protections or rights of the Series A Preferred Stock;
(vii)    reclassify, alter or amend any existing Parity Stock or Junior Stock if such reclassification, alteration or amendment would result in such Parity Stock or Junior Stock becoming Senior Stock or Parity Stock, respectively;
(viii)    amend, alter, change, modify, supplement, repeal or adopt any provision of the Certificate of Incorporation, directly or indirectly (including, without limitation, through any Corporate Event that would result in such amendment, alteration, change, modification, supplement, repeal or adoption), in a manner that results in the Company being incorporated or formed under the laws of any jurisdiction other than the State of Delaware;
(ix)    convert the Company into, or causing its legal form, jurisdiction or existence to be, any other type of entity, including, without limitation, a partnership, limited partnership, limited liability partnership, limited liability limited partnership, general partnership, non-profit corporation, public benefit corporation, statutory trust or limited liability company, other than a Delaware for-profit corporation; or
(x)    take or attempt to take any action, enter into any agreement, contract or other arrangement, or consummate any transaction (including, without limitation, any financing transaction or other Corporate Event), after the Effective Time, that circumvents, revokes, impairs, negates, supersedes, prohibits, restricts, diminishes, hinders, prevents, interferes with or otherwise adversely affects any of the powers, designations, preferences, privileges, protections or rights of the Series A Preferred Stock; provided that, in the case of a Corporate Event that results in the direct or indirect assignment, assumption, allocation, delegation or transfer, in whole or in part, whether voluntarily, involuntarily, by operation of law or otherwise, of any agreement, contract or other arrangement between the Company and DuPont that assigns or allocates (whether as a legal or economic matter) Percentage Based Liabilities (as defined in the Certificate of Incorporation) between the Company and DuPont, and/or their respective subsidiaries, to a Person other than the Company, if (A) such assignee, recipient, delegatee or transferee of such agreement, contract or other arrangement (1) issues to the Holders a class or series of preference securities of such assignee, recipient, delegatee or transferee that has powers, designations, preferences, privileges, protections and rights that are identical to those of the Series A Preferred Stock set forth in this Certificate of Designation and the Certificate of Incorporation (including, for the avoidance of doubt, Section (A) and Section (B) of Article III, Article IV, Section (A) and Section (B) of Article V, Article VIII, Article IX and Article X of the Certificate of Incorporation), (2) includes such identical powers, designations, preferences, privileges, protections and rights (including the validity, enforceability, legality and effectiveness of such powers, designations, preferences, privileges, protections and rights) are set forth in the organizational and governing documents (including, without limitation, the certificate of incorporation and certificate of designation, if a corporation, or the equivalent organizational and governing documents of any other type of entity) of such assignee, recipient, delegatee or transferee, in form and substance satisfactory to the Holders of shares of the Series A Preferred Stock, and (3) irrevocably grants, on behalf of itself and its subsidiaries (and its and their past, present and future affiliates), DuPont a power of attorney, coupled with an interest, identical to the Power of Attorney (as defined in the Certificate of Incorporation), and (B) the Company (and its ultimate parent entity immediately following the consummation of such Corporate Event) provides a legally binding, absolute, irrevocable and unconditional guarantee of the obligations of such assignee, recipient, delegatee or transferee set forth in clause (A) of this Section 5(a)(x), in form and substance satisfactory to the Holders of shares of the Series A Preferred Stock, then such Corporate Event shall not be deemed to circumvent, revoke, impair, negate, supersede, prohibit, restrict, diminish, hinder, prevent, interfere with or otherwise adversely affect any of the powers, designations, preferences, privileges, protections or rights of the Series A Preferred Stock.
Pursuant to this Certificate of Designation and the Certificate of Incorporation, each Holder of shares of Series A Preferred Stock may vote, withhold its vote, condition or refuse to vote, such shares, in each case, in its sole and absolute discretion, and each such Holder shall not have any duty (fiduciary or otherwise) to the Company or the other stockholders of the Company in making such determination or in making any other determination in his, her or its capacity as a Holder.
The Company shall (i) not, and shall cause its subsidiaries (including its and their past, current or future affiliates) not to, take any action, directly or indirectly (including, without limitation, through any Corporate Event) to circumvent, avoid or seek to circumvent or avoid the compliance, observance or performance of any of the terms of this Certificate of Designation and the Certificate of Incorporation (including, for the avoidance of doubt, Section (A) and Section (B) of Article III, Article IV, Section (A) and Section (B) of Article V, Article VIII, Article IX and Article X of the Certificate of Incorporation), and (ii) at all times in good faith carry out all of the provisions of this Certificate of Designation and the Certificate of Incorporation (including, for the avoidance of doubt, Section (A) and Section (B) of Article III, Article IV, Section (A) and Section (B) of Article V, Article VIII, Article IX and Article X of the Certificate of Incorporation) and take all action as may be required to protect any and all of the powers, designations, preferences, privileges, protections or rights of the Series A Preferred Stock.
(b)    Any amendment, alteration, change, modification, supplement, repeal or adoption of any provision of this Certificate of Designation or the Certificate of Incorporation, directly or indirectly (including, without limitation, through any Corporate Event), or any other action, or attempt thereof, in each case requiring the prior affirmative and unanimous vote or written consent of all of the Holders pursuant to this Section 5, and any documentation thereof or related thereto, without the vote or written consent required under this Section 5, shall be expressly ultra vires, null and void ab initio and of no force or effect.
(c)    Each Holder of shares of Series A Preferred Stock shall have one (1) vote per share of Series A Preferred Stock on any matter on which Holders of shares of Series A Preferred Stock are entitled to vote, whether separately or together with any other series or class of stock of the Company pursuant to applicable law or otherwise, including any action taken by written consent.
Section 6.    Certain Corporate Events. Subject to Section 5, in the event the Company enters into, is a party to or is otherwise involved in, directly or indirectly, a Corporate Event that results in the direct or indirect assignment, assumption, allocation, delegation or transfer, in whole or in part, whether voluntarily, involuntarily, by operation of law or otherwise, of any agreement, contract or other arrangement between the Company and DuPont that assigns or allocates (whether as a legal or economic matter) Percentage Based Liabilities (as defined in the Certificate of Incorporation) between the Company and DuPont, and/or their respective subsidiaries, to a Person other than the Company, (a) the Company shall cause such assignee, recipient, delegatee or transferee of such agreement, contract or other arrangement (i) to issue to the Holders a class or series of preference securities of such assignee, recipient, delegatee or transferee that has the powers, designations, preferences, privileges, protections and rights that are identical to those of the Series A Preferred Stock set forth in this Certificate of Designation and the Certificate of Incorporation (including, for the avoidance of doubt, Section (A) and Section (B) of Article III, Article IV, Section (A) and Section (B) of Article V, Article VIII, Article IX and Article X of the Certificate of Incorporation), (ii) to include such identical powers, designations, preferences, privileges, protections and rights (including the validity, enforceability, legality and effectiveness of such powers, designations, preferences, privileges, protections and rights) in the organizational and governing documents (including, without limitation, the certificate of incorporation and certificate of designation, if a corporation, or the equivalent organizational and governing documents of any other type of entity) of such assignee, recipient, delegatee or transferee, in form and substance satisfactory to the Holders of shares of the Series A Preferred Stock, and (iii) to irrevocably grant, on behalf of itself and its subsidiaries (and its and their past, present and future affiliates), DuPont a power of attorney, coupled with an interest, identical to the Power of Attorney (as defined in the Certificate of Incorporation), and (b) the Company (and its ultimate parent entity immediately following the consummation of such Corporate Event) shall provide a legally binding, absolute, irrevocable and unconditional guarantee of the obligations of such assignee, recipient, delegatee or transferee set forth in clause (a) of this Section 6, in form and substance satisfactory to the Holders of shares of the Series A Preferred Stock. Unless such conditions set forth in clauses (a) and (b) of this Section 6 are satisfied, any such Corporate Event, or attempt thereof, and any documentation thereof or related thereto, shall be expressly ultra vires, null and void ab initio and of no force or effect.
Section 7.    Action by Written Consent. Any action required or permitted to be taken by the Holders of shares of Series A Preferred Stock may be taken without a meeting if all Holders of shares of Series A Preferred Stock consent to the action in writing, without prior notice. Such action by written consent shall be treated for all purposes as a vote taken at a meeting of Holders of shares of Series A Preferred Stock.
Section 8.    Notice. Written notice of any event or action that could require a vote of the Holders of shares of Series A Preferred Stock under Section 5 shall be provided to all of the Holders of shares of Series A Preferred Stock and DuPont and at least sixty (60) days in advance of (x) any such event or such action being taken or (y) any stockholders’ meeting being called, or any vote or consent being solicited from the stockholders of the Company, to approve, adopt or otherwise vote in any manner on any such event or action. In the event of a Liquidation, the Company shall, no later than two (2) days prior to the date the Board of Directors approves such action, or no later than five (5) days prior to any stockholders’ meeting called, or any vote or consent being solicited from the stockholders of the Company, to approve, adopt or otherwise vote in any manner on such action, or within five (5) days of the commencement of any involuntary proceeding, whichever is earlier, provide each Holder of shares of Series A Preferred Stock and DuPont written notice of the proposed action. Each such written notice shall describe in reasonable detail the terms and conditions of such proposed event or action, including a description of the structure and timing of the proposed event or action, and any stock, cash or property to be received by the Holders of shares of Series A Preferred Stock upon the consummation of the proposed event or action, and the date of delivery thereof. If any change in the facts set forth in the initial notice shall occur, the Company shall promptly give written notice to each Holder of shares of Series A Preferred Stock of such change. The Company shall also provide to all of the Holders of shares of Series A Preferred Stock and DuPont a copy of any notice of stockholders’ meeting and of any consent solicitation or proxy solicitation provided to the holders of any other series or class of capital stock of the Company substantially concurrently as such notice or solicitation provided to holders of such other series or class of capital stock of Company.
Section 9.    Preemption and Conversion. Holders of shares of Series A Preferred Stock are not entitled to any preemptive, conversion or subscription rights in respect of any shares of capital stock or other securities of the Company.
Section 10.    Maturity. The shares of Series A Preferred Stock shall be perpetual and shall not mature.
Section 11.    Redemption. The Company may not, at any time or under any circumstances, redeem any outstanding shares of Series A Preferred Stock.
Section 12.    Ownership.
(a)    Certificates. Shares of Series A Preferred Stock may be certificated or uncertificated in accordance with the DGCL. To the extent any certificates are issued with respect to any shares of Series A Preferred Stock, every Holder represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and the Board of Directors, signed in the name of the Company by the Chairman of the Board of Directors or the Chief Executive Officer or a President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, representing the number of shares registered in certificate form held by such Holder. Any or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such Person were such officer, transfer agent or registrar at the date of issue.
(b)    Record Ownership. A record of the name, address and e-mail of each Holder, each certificate (if applicable) held by such Holder, the number of shares represented thereby (if certificated) or owned by such Holder, and the dates of issue thereof shall be made on the Company’s books. The initial Holder of record of all of the issued and outstanding one (1) share of the Series A Preferred Stock was DuPont de Nemours, Inc., which transferred all of its shares of Series A Preferred Stock (immediately following the issuance thereof) to the Novus 2025 Trust (the “Trust”). The Company shall be entitled to treat the Holder of record of any share of Series A Preferred Stock as the Holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other Person, whether or not it shall have express or other notice thereof, except as required by the laws of the State of Delaware. If certificated, the certificates of the Series A Preferred Stock shall be numbered consecutively.
(c)    Transfer of Ownership. The shares of Series A Preferred Stock have not been registered under the Securities Act or any other applicable securities laws and may not be offered or sold except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from registration under the Securities Act and any other applicable securities laws, or in a transaction not subject to such laws. Subject to applicable laws, transfers of shares of Series A Preferred Stock shall be made on the books of the Company only by direction of the registered Holder thereof, lawfully constituted in writing, and, if such shares are represented by a certificate, only upon the surrender to the Company or its transfer agent or other designated agent of the certificate representing such shares properly endorsed or accompanied by a properly executed written assignment of the shares evidenced thereby, which certificate shall be canceled before a new certificate or uncertificated shares are issued.
(d)    Lost Certificates. If any of the Series A Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Series A Preferred Stock certificate, or in lieu of and substitution for the Series A Preferred Stock certificate lost, stolen or destroyed, a new Series A Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Series A Preferred Stock, but only upon receipt of an affidavit as to such Holder’s ownership of the certificate and of the facts which go to prove its mutilation, loss, theft or destruction
Section 13.    Definitions. As used herein, the following terms shall have the following respective meanings; provided, that any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Certificate of Incorporation:
(a)    “Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in The City of New York.
(b)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(c)    “Holder” means a holder of shares of Series A Preferred Stock.
(d)    “Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, governmental entity or other entity.
(e)    “Securities Act” means the Securities Act of 1933, as amended.
Section 14.    Miscellaneous.
(a)    The amounts to be paid or set aside for payment as provided for in Section 3 and Section 4 shall be proportionately increased or decreased in inverse relation to the change in the number of outstanding shares of Series A Preferred Stock resulting from any stock dividend, stock split, reverse stock split, stock consolidation, subdivision, reclassification, reorganization, recapitalization, combination or other similar event involving a change in the capital structure of the Series A Preferred Stock. For the avoidance of doubt, any such events shall be subject to any vote required under Section 5.
(b)    Subject to applicable escheat laws, any monies set aside by the Company in respect of any payment with respect to shares of the Series A Preferred Stock, or dividends thereon, and unclaimed at the end of two (2) years from the date upon which such payment is due and payable shall revert to the general funds of the Company, after which reversion the Holders of such shares shall look only to the general funds of the Company for the payment thereof. Any interest accrued on funds so deposited shall be paid to the Company from time to time.
(c)    Except as may otherwise be required by law, the shares of Series A Preferred Stock shall not have any voting powers, designations, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than those specifically set forth in this Certificate of Designation.
(d)    The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.
(e)    If any of the voting powers, designations, preferences or relative, participating, optional or other special rights of the Series A Preferred Stock, or qualifications, limitations or restrictions thereof set forth herein, is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, designations, preferences and relative, participating, optional and other special rights of Series A Preferred Stock, and qualifications, limitations and restrictions thereof set forth herein, which can be given effect without the invalid, unlawful or unenforceable voting powers, designations, preferences and relative, participating, optional and other special rights of Series A Preferred Stock, and qualifications, limitations and restrictions thereof, shall, nevertheless, remain in full force and effect, and no voting powers, designations, preferences or relative, participating, optional or other special rights of Series A Preferred Stock, and qualifications, limitations and restrictions thereof set forth herein, shall be deemed dependent upon any other such voting powers, designations, preferences and relative, participating, optional and other special rights of Series A Preferred Stock, and qualifications, limitations and restrictions thereof, unless so expressed herein.

(f)    Any waiver by a Holder of a breach of any provision of this Certificate of Designation (or any related provision of the Certificate of Incorporation) shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or the Certificate of Incorporation or a waiver by any other Holders. The failure of a Holder to insist upon strict adherence to any term of this Certificate of Designation (or any related term under the Certificate of Incorporation) on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation or the Certificate of Incorporation on any other occasion.
(g)    Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law. Any principles under applicable law requiring the construction of ambiguity against (i) the creation or expansion of preferential rights or (ii) the Person who has drafted the applicable provision shall not apply to any provision of this Certificate of Designation (or any related provision of the Certificate of Incorporation).

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be duly executed this 31st day of October, 2025.
QNITY ELECTRONICS, INC.

By:	/s/ Jon D. Kemp
Name:	Jon D. Kemp
Title:	Chief Executive Officer

[Signature Page to Series A Preferred Stock Certificate of Designation]